                                                 -------------------------------
             UNITED STATES                       OMB APPROVAL
  SECURITIES AND EXCHANGE COMMISSION
         WASHINGTON, D.C. 20549
                                                 -------------------------------
                                                  OMB Number:          3235-0145
                                                  Expires:      October 31, 1997
                                                  Estimated average burden
                                                  hours per response.......14.90
                                                 -------------------------------

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1 )*
                          First Savings Financial Corp.
 -------------------------------------------------------------------------------
                                (Name of Issuer)
                           Common Stock, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                  33620B106000
     ----------------------------------------------------------------------
                                 (CUSIP Number)
                               David L. Ward, Jr.
                             William R. Lathan, Jr.
                              Ward and Smith, P.A.
                               1001 College Court
                         New Bern, North Carolina 28562
                                 (919) 633-1000
 -------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)
                                February 18, 1997
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

WSMAIN\199560
                                  SCHEDULE 13D

----------------------------                        ----------------------------
CUSIP NO.    33620B106000                           PAGE      2 OF     18 PAGES
----------------------------                        ----------------------------

-------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            First Citizens BancShares, Inc.
            56-1528994
------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [x]
                                                                        (b)  [ ]

-------------------------------------------------------------------------------
    3
            SEC USE ONLY
-------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            WC
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware, United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    47,300
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      47,300
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            CO
--------------------------------------------------------------------------------



** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

------------------------------               -------------------------------
CUSIP NO.    33620B106000                    PAGE      3         OF    18 PAGES
------------------------------               -------------------------------

-------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Lewis R. Holding
            ###-##-####
-------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)[X]
                                                                          (b)[ ]

--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
------------------------------------ -------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    10,000
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      10,000
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

-------------------------------              ----------------------------------
CUSIP NO.    33620B106000                    PAGE      4        OF     18 PAGES
-------------------------------              ----------------------------------

--------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frank B. Holding
            ###-##-####
--------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    -0-
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      -0-
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------



** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

------------------------------                -------------------------------
CUSIP NO.    33620B106000                     PAGE      5        OF    18 PAGES
------------------------------                -------------------------------

--------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Ella Ann L. Holding
            ###-##-####
--------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]
--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    1,000
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      1,000
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]
--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

-------------------------------               -------------------------------
CUSIP NO.    33620B106000                     PAGE      6    OF        18 PAGES
-------------------------------               -------------------------------

--------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Frank B. Holding, Jr.
            ###-##-####
--------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    5,100
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      5,100
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

----------------------------                    --------------------------------
CUSIP NO.    33620B106000                       PAGE      7       OF   18 PAGES
----------------------------                    --------------------------------

--------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Hope Holding Connell
            ###-##-####
--------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    3,200
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      3,200
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

                                  SCHEDULE 13D

------------------------------                -------------------------------
CUSIP NO.    33620B106000                     PAGE      8      OF      18 PAGES
------------------------------                -------------------------------

--------------------------------------------------------------------------------
    1
            NAME OF REPORTING PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Peter M. Bristow
            ###-##-####
--------------------------------------------------------------------------------
    2
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a) [X]
                                                                         (b) [ ]

--------------------------------------------------------------------------------
    3
            SEC USE ONLY
--------------------------------------------------------------------------------
    4
            SOURCE OF FUNDS*

            PF
--------------------------------------------------------------------------------
    5
            CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

--------------------------------------------------------------------------------
    6
            CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
--------------------------------------------------------------------------------
                              7
        NUMBER OF                     SOLE VOTING POWER
         SHARES
      BENEFICIALLY                    1,600
        OWNED BY
          EACH
        REPORTING
         PERSON
          WITH
                             ---------------------------------------------------
                              8
                                      SHARED VOTING POWER

                                      68,200**
                             ---------------------------------------------------
                              9
                                      SOLE DISPOSITIVE POWER

                                      1,600
                             ---------------------------------------------------
                             10
                                      SHARED DISPOSITIVE POWER

                                      68,200**
--------------------------------------------------------------------------------
11
            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            68,200**
--------------------------------------------------------------------------------
12
            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

--------------------------------------------------------------------------------
13
            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            6.91%
--------------------------------------------------------------------------------
14
            TYPE OF REPORTING PERSON*

            IN
--------------------------------------------------------------------------------


** CONSISTS OF THE TOTAL OF THE NUMBERS OF SHARES OF COMMON STOCK OF FIRST SAVINGS FINANCIAL CORP. OWNED OF RECORD BY ALL REPORTING PERSONS IN THE AMOUNTS LISTED IN ITEM 5 OF THE STATEMENT. BENEFICIAL OWNERSHIP OF SUCH SHARES IS ATTRIBUTED TO ALL MEMBERS OF THE REPORTING GROUP PURSUANT TO RULE 13-d-5(b)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "EXCHANGE ACT").

         This Amendment No. 1 to Schedule 13D amends and supplements the
Schedule 13D filed by First Citizens BancShares, Inc., Lewis R. Holding, Frank
B. Holding and others, with the Securities and Exchange Commission (the "Commission") on February 1, 1996 (as amended, the "Statement") by furnishing the information set forth below.

         This Schedule 13D constitutes the filing as a group of First Citizens BancShares, Inc., Lewis R. Holding, Frank B. Holding, and certain members of Frank B. Holding's family (collectively, the "Group"). The Group is filing this Statement because they may be deemed to be a "Group" within the meaning of
Section 13(d)(3) of the Exchange Act.

ITEM 1.  SECURITY AND ISSUER.

         This Statement relates to the Common Stock, no par value per share (the "Common Stock") of First Savings Financial Corp. (the "Issuer"), whose executive offices are located at 501 South Main Street, Reidsville, North Carolina 27323-1885.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)-(c) This Statement is filed by the persons and corporations listed below:

         (1) First Citizens BancShares, Inc. ("BancShares"), whose principal business address is 3128 Smoketree Court, Raleigh, North Carolina 27604.

         Set forth below are the names and residence or business address, positions with BancShares, present principal occupation or employment, and the name and principal address of any corporation or other organization in which such employment is conducted, of the directors and executive officers of
BancShares:


                                           POSITION WITH                         PRINCIPAL OCCUPATION
                 NAME                        BANCSHARES                               AND ADDRESS
John M. Alexander, Jr.               Director                   President and Chief Operating Officer
                                                                Cardinal International Trucks, Inc.
                                                                (truck dealer)
                                                                Post Office Box 26837
                                                                Raleigh, North Carolina 27611

Ted L. Bissett                       Director                   President, F.D. Bissett & Son, Inc.
                                                                (farm supplies)
                                                                Post Office Box 279
                                                                Spring Hope, North Carolina 27882

Kenneth A. Black                     Vice President,            Group Vice President, Treasurer
                                     Treasurer and              and Chief Financial Officer
                                     Chief Financial            First-Citizens Bank & Trust Company
                                     Officer                    Post Office Box 27131
                                                                Raleigh, North Carolina 27611-7131


                                       9



                                           POSITION WITH                         PRINCIPAL OCCUPATION
                 NAME                        BANCSHARES                               AND ADDRESS



B. Irvin Boyle                       Director                   Attorney (of Counsel)
                                                                Johnston, Taylor, Allison & Hord
                                                                Post Office Box 36469
                                                                Charlotte, North Carolina 28236

George H. Broadrick                  Director,                  Consultant and Executive Committee
                                     Chairman                   Chairman (retired President)
                                     of Executive               First-Citizens Bank & Trust Company
                                     Committee and              Post Office Box 31727
                                     Consultant                 Charlotte, North Carolina 28231-1727

William J. Cathcart                  Group Vice                 Group Vice President/Trust Department
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 27131
                                                                Raleigh, North Carolina 27611-7131

Joseph A. Cooper, Jr.                Group Vice                 Group Vice President and
                                     President                  Chief Information Officer
                                     and Chief                  First-Citizens Bank & Trust Company
                                     Information                Post Office Box 29549
                                     Officer of                 Raleigh, North Carolina 27626-0549
                                     Subsidiary

H. Max Craig, Jr.                    Director                   President and Chairman
                                                                Gaston County Dyeing Machine Company
                                                                (textile machinery manufacturing)
                                                                Post Office Box 308
                                                                Stanley, North Carolina 28164

Wayne D. Duncan                      Executive Vice             Executive Vice President
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 29549
                                                                Raleigh, North Carolina 27626-0549

Betty M. Farnsworth                  Director                   Homemaker
                                                                Post Office Box 206
                                                                Pilot Mountain, North Carolina 27041

Lewis M. Fetterman                   Director                   President and Owner
                                                                LMF Marketing & Consulting Co.;
                                                                Assistant to President,
                                                                Heartland Enterprises, Inc.
                                                                (agribusiness)
                                                                Post Office Box 306
                                                                Clinton, North Carolina 28328

John R. Francis, Jr.                 Vice President;            Executive Vice President
                                     Executive Vice             First-Citizens Bank & Trust Company
                                     President of               3959 Electric Road, S.W.
                                     Subsidiary                 Suite 305
                                                                Roanoke, Virginia  24018

Carmen P. Holding                    Director                   Director,  First-Citizens Bank & Trust Company;  former
                                                                Office Manager, Interweb, Inc. (internet web design)
                                                                18 Peachtree Circle, N.E.
                                                                Atlanta, Georgia 30309

Frank B. Holding                     Executive Vice             Executive Vice Chairman
                                     Chairman of                First-Citizens Bank & Trust Company
                                     the Board                  Post Office Box 1377
                                                                Smithfield, North Carolina 27577

Frank B. Holding, Jr.                President and              President and Chief
                                     Director                   Administrative Officer
                                                                First-Citizens Bank & Trust Company
                                                                3128 Smoketree Court
                                                                Raleigh, North Carolina 27604

                                       10




                                           POSITION WITH                         PRINCIPAL OCCUPATION
                 NAME                        BANCSHARES                               AND ADDRESS


Lewis R. Holding                     Chairman of                Chairman of the Board
                                     the Board                  First-Citizens Bank & Trust Company
                                                                3128 Smoketree Court
                                                                Raleigh, North Carolina 27604

Charles B. C. Holt                   Director                   Secretary and Treasurer
                                                                Holt Oil Company, Inc. (wholesale
                                                                petroleum products distributor)
                                                                Post Office Box 53157
                                                                Fayetteville, North Carolina 28305

Edwin A. Hubbard                     Director                   Retired businessman; former Chairman
                                                                and Co-Owner, Stroud-Hubbard
                                                                Company, Inc. (retail shoe company)
                                                                1805 Cool Springs Road
                                                                Sanford, North Carolina 27330

James B. Hyler, Jr.                  Vice Chairman              Vice Chairman and Chief
                                     of the Board               Operating Officer
                                                                First-Citizens Bank & Trust Company
                                                                3128 Smoketree Court
                                                                Raleigh, North Carolina 27604

Gale D. Johnson, M.D.                Director                   Retired Surgeon;
                                                                Director, Health Affairs
                                                                Campbell University
                                                                910 West Pope Street
                                                                Dunn, North Carolina 28334

Freeman R. Jones                     Director and               President, EFC Corporation
                                     Chairman of                (real estate investment)
                                     Salary                     730 Morrison Road
                                     Committee                  Midland, North Carolina 28107

Lucius S. Jones                      Director                   President and Owner, United Realty &
                                                                Construction Company, Inc.
                                                                (residential construction, sales
                                                                and development)
                                                                Post Office Box 128
                                                                Wendell, North Carolina 27591

I. B. Julian                         Director                   Retired bank executive
                                                                Post Office Box 789
                                                                Fayetteville, North Carolina 28302

Richard H. Lane                      Senior Vice                Senior Vice President and
                                     President and              General Auditor
                                     General Auditor            First-Citizens Bank & Trust Company
                                     of Subsidiary              Post Office Box 27131
                                                                Raleigh, North Carolina 27611-7131

Alex G. MacFadyen, Jr.               Secretary                  Group Vice President and Secretary
                                                                First-Citizens Bank & Trust Company
                                                                Post Office Box 27131
                                                                Raleigh, North Carolina 27611-7131


                                       11




                                           POSITION WITH                         PRINCIPAL OCCUPATION
                 NAME                        BANCSHARES                               AND ADDRESS



William McKay                        Director                   Retired savings bank executive
                                                                4917 Howard Gap Road
                                                                Flat Rock, North Carolina 28731

Joseph T. Maloney, Jr.               Director                   Private investor; retired businessman
                                                                Post Office Box 2504
                                                                Fayetteville, North Carolina 28302

J. Claude Mayo, Jr.                  Director                   Retired Owner, Mayo Insurance Agency
                                                                Post Office Box 1238
                                                                Rocky Mount, North Carolina 27802

Brent D. Nash                        Director;                  Senior Vice President
                                     Senior Vice                First-Citizens Bank & Trust Company
                                     President of               Post Office Box G
                                     Subsidiary                 Tarboro, North Carolina 27886

Lewis T. Nunnelee, II                Director                   Chairman of the Board
                                                                Coastal Beverage Company, Inc.
                                                                (wholesale beer distributor)
                                                                1919 South Live Oak Parkway
                                                                Wilmington, North Carolina 28403

William C. Orr                       Executive Vice             Executive Vice President
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 29549
                                                                Raleigh, North Carolina 27626-0549

James M. Parker                      Executive Vice             Executive Vice President
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 29549
                                                                Raleigh, North Carolina 27626-0549

Talbert O. Shaw, Ph.D.               Director                   President, Shaw University
                                                                (educator)
                                                                118 E. South Street
                                                                Raleigh, North Carolina 27601

R. C. Soles, Jr.                     Director                   Attorney and Partner
                                                                Soles, Phipps, Ray,
                                                                Prince & Williford
                                                                Post Office Box 6
                                                                Tabor City, North Carolina 28463

David L. Ward, Jr.                   Director and               Senior Attorney and President
                                     Chairman of                Ward and Smith, P.A.
                                     Audit Committee            1001 College Court
                                                                New Bern, North Carolina 28563

Edward L. Willingham, IV             Executive Vice             Executive Vice President
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 29549
                                                                Raleigh, North Carolina 27626-0549

J. Allen Woodward                    Executive Vice             Executive Vice President
                                     President of               First-Citizens Bank & Trust Company
                                     Subsidiary                 Post Office Box 31727
                                                                Charlotte, North Carolina 28231-1727


         (2)      Lewis R. Holding.

         Lewis R. Holding's business or residence address, present principal occupation or employment, and the name and principal address of any corporation or other organization in which such employment is conducted, are as follows:



                                           POSITION WITH                            PRINCIPAL OCCUPATION
              NAME                           BANCSHARES                                  AND ADDRESS

Lewis R. Holding                     Chairman of the           Chairman of the Board
                                     Board                     First-Citizens Bank & Trust Company
                                                               3128 Smoketree Court
                                                               Raleigh, North Carolina 27604


         (3)      Frank B. Holding and his family members named below.

         The business or residence address, present principal occupation or employment, and the name and principal address of any corporation or other organization in which such employment is conducted for Frank B.
Holding, and for each named member of his family, are as follows:


                                            POSITION WITH                               PRINCIPAL OCCUPATION
               NAME                           BANCSHARES                                     AND ADDRESS

Frank B. Holding                      Executive Vice            Executive Vice Chairman
                                      Chairman                  First-Citizens Bank & Trust Company
                                                                Post Office Box 1377
                                                                Smithfield, North Carolina  27577

Ella Ann L. Holding                   None                      Homemaker
                                                                519 Rosewood Drive
                                                                Smithfield, North Carolina 27577

Frank B. Holding, Jr.                 President and             President and Chief Administrative Officer
                                      Director                  First-Citizens Bank & Trust Company
                                                                3128 Smoketree Court
                                                                Raleigh, North Carolina 27604

Hope Holding Connell                  Senior Vice               Senior Vice President
                                      President of              First-Citizens Bank & Trust Company
                                      Subsidiary                Post Office Box 29550
                                                                239 Fayetteville Street Mall
                                                                Raleigh, North Carolina 27601

Peter M. Bristow                      None                      Vice President and City Executive
                                                                First-Citizens Bank and Trust Company
                                                                  of South Carolina
                                                                2188 South Main Street
                                                                Summerville, South Carolina 29483


         (d) During the last five years, none of the persons or corporations listed above has been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors).

         (e) During the last five years, none of the persons or corporations listed above has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he, she or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         (f) Each of the natural persons listed above is a United States citizen. BancShares is a Delaware-chartered bank holding company authorized to do business in North Carolina. Its principal subsidiary is First-Citizens Bank & Trust Company, a North Carolina-chartered bank.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Shares of Common Stock of the Issuer purchased by members of the Group to date were purchased with cash. Any shares of Common Stock of the Issuer which may be purchased by members of the Group following the date of this Statement are expected to be purchased with cash or borrowed funds. Prior to the purchases of the Common Stock by members of the Group, the natural persons who are members of the Group had existing lines of credit which may be used in the future for the purpose of purchasing shares of Common Stock of the Issuer. Any shares of Common Stock which may be purchased by BancShares are expected to be purchased with cash held by BancShares.


ITEM 4.  PURPOSE OF TRANSACTION.

         Item 4 of the Statement is hereby amended to include the following information:

         BancShares has received from the Issuer's financial advisor, Trident Financial Corporation ("Trident"), information regarding the Issuer that BancShares could use in considering whether it desired to submit a proposal to acquire the Issuer, and, if so, the terms and structure of that proposal. Based upon its review of the information supplied by Trident, BancShares has submitted to Trident a proposal to acquire the Issuer.

         Under BancShares' proposal, the Issuer and its wholly owned savings bank subsidiary, First Savings Bank of Rockingham County, would be acquired by BancShares and each of the outstanding shares of the Issuer's Common Stock would be converted into the right to receive $10.75 in cash.

         Among other terms of the proposed transaction relating to the Issuer's management and employees, FCB would enter into employment/consulting agreements with two of the Issuer's senior officers, the Issuer's directors would become paid local advisory directors for FCB for a period of five years, and existing stock awards held by the Issuer's officers and directors would be paid out (at the rate of $10.75 per share) or replaced with substantially equivalent benefits.

         The transaction would be subject to (i) negotiation and execution of a definitive agreement, (ii) approval by the Issuer's

Board of Directors and shareholders and by BancShares' Board of Directors, (iii) receipt of all required regulatory approvals, and (iv) customary reviews by BancShares of the Issuer's assets, corporate records, financial statements and other such matters.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a)-(b) As a group, the Group beneficially owns 68,200 shares of Common Stock, constituting 6.91% of the outstanding Common Stock of the Issuer (based on 986,321 shares outstanding). Set forth below are the number and percentage of shares of Common Stock beneficially owned, and the nature of the ownership, for each member of the Group as of the date hereof.

         The shares listed herein as beneficially owned by the Group include:

             (i)           1,000 shares (0.10%) held of record by Ella Ann L.
                           Holding (spouse of Frank B. Holding);

             (ii)          5,100 shares (0.52%) held of record by Frank B.
                           Holding, Jr. (adult son of Frank B. Holding) as Custodian U/NCUTMA for Frank B. Holding, III, Barbara Perry Holding and Lewis Royall Holding, II;

             (iii) 3,200 shares (0.32%) held of record by Hope Holding Connell (adult daughter of Frank B. Holding) as Custodian U/NCUTMA for Hewlette Collier Connell and John Patrick Holding Connell;

             (iv)          1,600 shares (0.16%) held of record by Peter N.
                           Bristow (son-in-law of Frank B. Holding) as Custodian U/SCUGMA for Peter McDonald Bristow, Jr.;

             (v)           10,000 shares (1.01%) held of record by Lewis R.
                           Holding; and,

             (vi) 47,300 shares (4.80%) held of record by BancShares (of which Lewis R. Holding is Chairman of the Board and a major shareholder, Frank B. Holding is Executive Vice Chairman of the Board and a major shareholder, and Frank B. Holding, Jr. is President and a director).

         To the best of the knowledge of the Group, no directors or executive officers of BancShares or FCB, other than Lewis R. Holding, Frank B. Holding, and Frank B. Holding, Jr., beneficially own any shares of the Common Stock.


         Lewis R. Holding exercises sole voting and dispositive power as to 10,000 shares, and he may be deemed to have shared voting and dispositive power as to 47,300 shares held of record by BancShares. Ella Ann L. Holding, Frank B. Holding, Jr., Hope Holding Connell, and Peter M. Bristow are the sister-in-law, nephew, niece, and nephew-in-law, respectively, of Lewis R. Holding; however, he disclaims beneficial ownership of the shares listed above that are held of record in the capacities indicated by those family members (all of whom are adults with separate residences).

         Frank B. Holding may be deemed to have shared voting and dispositive power as to 47,300 shares held of record by BancShares and 1,000 shares held of record by his spouse, Ella Ann L. Holding. Frank B. Holding, Jr., Hope Holding Connell and Peter M. Bristow are the son, daughter and son-in-law, respectively, of Frank B. Holding; however, he disclaims beneficial ownership of the shares listed above that are held of record in the capacities indicated by those family members (all of whom are adults with separate residences). Frank B. Holding also disclaims beneficial ownership of the shares held of record by his spouse, Ella Ann L. Holding.

         (c) During the 60 days preceding the filing of this Amendment No. 1, there have been no transactions in the Common Stock that were effected by members of the Group.

         (d) With the exception of the persons who are the holders of record of the shares of Common Stock listed above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by members of the Group.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Except as described herein, there are no contracts, agreements, arrangements or relationships (legal or otherwise) between any member of the Group and any other person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         EXHIBIT A.        Agreement among members of the Group with respect to
                           filing of the Statement.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                         FIRST CITIZENS BANCSHARES, INC.



February 18, 1997                   By:  /s/James B. Hyler, Jr.
                                         _______________________________________
                                         James B. Hyler, Jr., Vice Chairman




February 18, 1997                   /s/Lewis R. Holding
                                    ____________________________________________
                                       Lewis R. Holding




February 18, 1997                   /s/Frank B. Holding
                                    ____________________________________________
                                   Frank B. Holding




February 18, 1997                   /s/Ella Ann L. Holding
                                    ____________________________________________
                                   Ella Ann L. Holding




February 18, 1997                   /s/Frank B. Holding, Jr.
                                    ____________________________________________
                                      Frank B.  Holding,  Jr.,  as  Custodian
                                      U/NCUTMA  for Frank B.  Holding,  III,
                                      Barbara Perry Holding and
                                      Lewis Royall Holding, II




February 18, 1997                   /s/Hope Holding Connell
                                    ____________________________________________
                                       Hope Holding Connell, as Custodian
                                       U/NCUTMA for Hewlette Collier Connell
                                       and John Patrick Holding Connell




February 18, 1997                   /s/Peter M. Bristow
                                    ____________________________________________
                                       Peter M. Bristow, as Custodian U/SCUGMA
                                       for Peter McDonald Bristow, Jr.

                                    EXHIBIT A

Each of the undersigned agrees that the Amendment No. 1 to Schedule 13D dated February 18, 1997 is being filed on their behalf with the Securities and Exchange Commission.


                         FIRST CITIZENS BANCSHARES, INC.


                                         /s/ James B. Hyler
February  18, 1997                 By:  _______________________________________
                                         James B. Hyler, Jr., Vice Chairman


                                    /s/ Lewis R. Holding
February  18, 1997                 ____________________________________________
                                    Lewis R. Holding


                                    /s/ Frank B. Holding
February  18, 1997                 ____________________________________________
                                    Frank B. Holding


                                    /s/ Ella Ann L. Holding
February  18, 1997                 ____________________________________________
                                    Ella Ann L. Holding


                                    /s/ Frank B. Holding, Jr.
February  18, 1997                 ____________________________________________
                                    Frank B.  Holding,  Jr.,  as  Custodian
                                    U/NCUTMA  for Frank B.  Holding,  III,
                                    Barbara Perry Holding and Lewis Royall
                                    Holding, II


                                    /s/ Hope Holding Connell
February  18, 1997                 ____________________________________________
                                    Hope Holding Connell, as Custodian U/NCUTMA
                                    for Hewlette Collier Connell and John
                                    Patrick Holding Connell


                                    /s/ Peter M. Bristow
February  18, 1997                 ____________________________________________
                                    Peter M. Bristow, as Custodian U/SCUGMA
                                    for Peter McDonald Bristow, Jr.